Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-279581

March 10, 2026

Issuer:	Wisconsin Electric Power Company
Security:	5.65% Debentures due March 15, 2056
Principal Amount:	$300,000,000
Maturity:	March 15, 2056
Coupon:	5.65%
Initial Price to Public:	99.799% per Debenture
Yield to Maturity:	5.664%
Spread to Benchmark Treasury:	+90 basis points
Benchmark Treasury:	UST 4.625% due November 15, 2055
Benchmark Treasury Yield:	4.764%
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2026
Redemption Provisions:	Prior to September 15, 2055 (the date that is six months prior to the maturity date, which is referred to herein as the “Par Call Date”), the Debentures will be redeemable, at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Debentures, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	March 10, 2026
Expected Settlement Date:	March 13, 2026 (T+3)
Expected Ratings*
(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)
CUSIP/ISIN:	976656 CW6 / US976656CW65
Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Co-Manager:	Independence Point Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Citigroup Global Markets Inc. toll-free at (800) 831-9146, KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, Mizuho Securities USA LLC toll-free at (866) 271-7403 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.